BresaGen

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 38 Winwood Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

82-5735

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Friday, 6 Septem
SUBJECT:	ASX Announceme
PAGES (inc. cover)	29

SUPPL

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcement which was released through the Australian Stock Exchange today –

1. Media Release: End of Year Results
2. Appendix 4B – Half yearly/preliminary final report

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator
tfenton@bresagen.com.au

dlw 9/18

If there are any problems with this transmission, call 08 8234 2660

Thursday, 5 September 2002

BresaGen

MEDIA RELEASE - End of Year Results

Australian biotechnology company, BresaGen Limited today announced its end of year results reflecting major investment in research and development, a couple of one-off write-downs and a modest increase in revenues during a particularly volatile 12 months for the industry generally.

The Company reported revenues for the year ended 30 June 2002 of $6.05million compared to last year's $5.77million, an increase of 4.8%.

The consolidated loss after income tax was $11.86million compared to $6.50million in 2001.

Contributing to the loss was the one-off write-downs totalling $2.85million associated with the termination of the E21R British Biotech collaboration and the suspension of canine somatotropin (cST) development.

Excluding the above write-downs the current year consolidated loss was $9.01million, an increase of 38.6% over the previous corresponding period.

Expenditure on research and development amounted to $10.15million for the year, compared to $8.03million the previous year. This increase is largely attributable to the Company's US subsidiary in Athens, Georgia, being in operation a full year (it had been operating less that 8 months the previous year).

In reporting the results, BresaGen President and CEO Dr John Smeaton highlighted a number of successful milestones which give promising indications for the future:

- A grant totalling $US1.3million awarded to BresaGen from the US National Institutes of Health (NIH). It will provide funds for expansion, testing, quality assurance and distribution of cell lines that meet President's Bush's criteria for US Federal funding of research on human embryonic stem cells.

- The South Australian Government is funding construction of a new facility for BresaGen in Adelaide under a 10 year deferred payment agreement. It will consist of state-of the art laboratories for our protein pharmaceuticals and cell therapy research and it will be the only facility in Australia to meet US FDA standards of Good Manufacturing Practices.

- BresaGen has received US FDA 510K approval to market its proprietary catheter for the delivery of therapeutic agents to the brain. The catheter will be used in the treatment of Parkinson's Disease.

The consolidated entity had cash of $16.23million at 30 June 2002 compared to $25.83million the previous year. Following the Company's restructure announced on 29 July 2002 current cash reserves are anticipated to fund existing operations until the fourth quarter of calendar year 2003.

BresaGen Limited - Year in Review

Total revenue increased 4.8% year on year to $6.05milliom with the net result being a consolidated loss of $11.86million an increase year on year of 82.6%. This consolidated loss included one-off write-downs totalling $2.85million. Excluding these one-off write-downs the consolidated loss was $9.01million an increase year on year of 38.6%.

Review by division

Protein Pharmaceuticals

This division reported an operating loss of $1.06million for the twelve months ended 30 June 2002 compared to $756k in the prior year. Including the one-off write-downs referred to above the loss increased to $3.91million.

Revenues were $2.55million compared with $2.59million for the prior year:

- Sales revenue including growth hormones, E21R and provision of contract services increased 24% to $1.47million;
- A $510k milestone payment was received from British Biotech on the first patient being recruited into their human phase II Acute Myeloid Leukemia trial;
- The last of the E21R Start Grant of $473k was received;

Protein pharmaceutical divisional expenses totalled $3.60million (excluding one-off write-downs) compared to the previous year of $3.34million an increase of 7.8%.

Cell Therapy

This division reported a loss from ordinary activities of $5.30million for the twelve months up from a loss of $3.43million in the previous year. The main reason for the increase being that BresaGen, Inc. was operating for less than eight months during the prior year. BresaGen, Inc expenditure increased $1.48million year on year.

Revenues derived by this division relate to a Federal Government Start grant partially funding our Adelaide based Cell Therapy Program and amounted to $1.36million up from $1.05million in the previous year. As at 30 June 2002 $2.71million of the $4.93million grant had been received.

A further grant from the US National Institutes of Health (NIH) was awarded to BresaGen, Inc during the current year. This grant totalling $US1.3m plus indirect costs is providing funds for expansion, testing, quality assurance, and distribution of cell lines that meet President Bush's criteria for US Federal funding of research on human embryonic stem cells. As at 30 June 2002 none of this grant had been drawn down.

Reproductive Biotechnology

This division reported a loss from ordinary activities of $23k for the twelve months on revenues of $732k. This division is substantially self-funding with funding from the Juvenile Diabetes Research Foundation (JDRF) and an international pig breeding company.

Statement of Financial Position (Balance Sheet)

- Sound cash position at year-end with $16.23million in cash or cash equivalents at year-end.
- Intangibles (intellectual property - IP) decreased $2.82million with the write-downs associated with the termination of E21R trials into Acute Myeloid Leukemia and suspension of cST development.

----ends----

For further information contact:

BresaGen Ltd
Mr Linton Burns
Chief Financial Officer
Phone: 08 8234 2660
Email: lburns@bresagen.com.au

Media contact for BresaGen Ltd
Hilarie Dunn and Associates
Phone: 02 9251 0110
Mobile: 0414 357792
Email: hilariedunn@bigpond.com.au

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

BresaGen Limited

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	~~Half year~~/financial year ended ('current period')
60 007 988 767		✓	30 June 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities *(item 1.1)*	up/~~down~~	4.8%	to	6,049
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	up/~~down~~	82.6%	to	(11,861)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of			
Net profit (loss) for the period attributable to members *(item 1.11)*	up/~~down~~	82.6%	to	(11,861)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	nil¢	nil¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	nil¢	nil¢

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*

N/a

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	6,049	5,771
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(17,910)	(12,267)
1.3	Borrowing costs		
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)		
1.5	**Profit (loss) from ordinary activities before tax**	(11,861)	(6,496)
1.6	Income tax on ordinary activities *(see note 4)*		
1.7	**Profit (loss) from ordinary activities after tax**	(11,861)	(6,496)
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)		
1.9	**Net profit (loss)**	(11,861)	(6,496)
1.10	Net profit (loss) attributable to outside +equity interests		
1.11	**Net profit (loss) for the period attributable to members**	(11,861)	(6,496)
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves		
1.13	Net exchange differences recognised in equity		
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)		
1.15	Initial adjustments from UIG transitional provisions		
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)		
1.17	**Total changes in equity not resulting from transactions with owners as owners**		

	Earnings per security (EPS)	Current period	Previous corresponding period
1.18	Basic EPS	(21.83) cents	(14.01) cents
1.19	Diluted EPS – due to the operating loss incurred by the Company diluted earnings per share has not been disclosed as it would not disclose an inferior view of the earnings performance of the Company		

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	(11,861)	(6,496)
1.21	Less (plus) outside +equity interests		
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	(11,861)	(6,496)

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	Refer Appendix 1	Refer Appendix 1
1.24	Interest revenue	Refer Appendix 1	Refer Appendix 1
1.25	Other relevant revenue	Refer Appendix 1	Refer Appendix 1
1.26	Details of relevant expenses Writeoff of intangibles Writeoff of stock and work in progress	Refer Appendix 1	Refer Appendix 1
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	197	255
	Capitalised outlays		
1.28	Interest costs capitalised in asset values		
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)		

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(17,555)	(11,059)
1.31	Net profit (loss) attributable to members (*item 1.11*)	(11,861)	(6,496)
1.32	Net transfers from (to) reserves *(details if material)*		-
1.33	Net effect of changes in accounting policies		-
1.34	Dividends and other equity distributions paid or payable		-
1.35	**Retained profits (accumulated losses) at end of financial period**	(29,416)	(17,555)

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill				
2.2	• Amortisation of other intangibles	242			242
	• Write off of intangibles	2,583			2,583
2.3	**Total amortisation and write off of intangibles**	2,825			2,825
2.4	Extraordinary items				
2.5	**Total extraordinary items**				

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	(3,949)	(2,494)
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year (note 1)	(7,912)	(4,002)

Note 1: write-off of intangibles ($2,583,000) and write off of stock and WIP ($267,000) both occurred in 2nd half year.

+ See chapter 19 for defined terms.

	Condensed consolidated statement of financial position	At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	16,226	25,833	21,829
4.2	Receivables	1,001	848	1,738
4.3	Investments	-	-	-
4.4	Inventories	181	76	352
4.5	Tax assets		-	-
4.6	Other (provide details if material)		-	-
4.7	**Total current assets**	**17,408**	**26,757**	**23,919**
	Non-current assets			
4.8	Receivables	145	219	207
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	-	-	-
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	2,803	816	1,009
4.15	Intangibles (net)	14,116	16,940	16,820
4.16	Tax assets			
4.17	Other (provide details if material)			
4.18	**Total non-current assets**	**17,064**	**17,975**	**18,036**
4.19	**Total assets**	**34,472**	**44,732**	**41,955**
	Current liabilities			
4.20	Payables	1,657	891	1,593
4.21	Interest bearing liabilities	5	-	-
4.22	Tax liabilities		-	-
4.23	Provisions exc. tax liabilities	597	537	588
4.24	Other (provide details if material)			
4.25	**Total current liabilities**	**2,259**	**1,428**	**2,181**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest and non-interest bearing liabilities	290	2	2
4.28	Tax liabilities	-	-	-
4.29	Provisions exc. tax liabilities	57	71	53
4.30	Other (provide details if material)			
4.31	**Total non-current liabilities**	**347**	**73**	**55**
4.32	**Total liabilities**	**2,606**	**1,501**	**2,236**
4.33	**Net assets**	**31,866**	**43,231**	**39,719**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

	Equity			
4.34	Capital/contributed equity	61,048	60,552	60,989
4.35	Reserves	234	234	234
4.36	Retained profits (accumulated losses)	(29,416)	(17,555)	(21,504)
4.37	**Equity attributable to members of the parent entity**	**31,866**	**43,231**	**39,719**
4.38	Outside +equity interests in controlled entities			
4.39	Total equity	**31,866**	**43,231**	**39,719**
4.40	Preference capital included as part of 4.37			

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*		

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	5,407	4,330
7.2	Payments to suppliers and employees	(14,801)	(12,556)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	974	1,293
7.6	Interest and other costs of finance paid	-	-
7.7	Income taxes paid	-	-
7.8	Other (incentives received from the Government for new building)	450	-
7.9	**Net operating cash flows**	**(7,970)**	**(6,933)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(2,205)	(569)
7.11	Proceeds from sale of property, plant and equipment	-	16
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	(239)	(209)
7.15	Loans repaid by other entities	100	-
7.16	Other (redemption of bank bills with maturity greater than 3 months and proceeds from acquisition of controlled entity)	-	5,590
7.17	**Net investing cash flows**	**(2,344)**	**4,828**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	437	17,337
7.19	Proceeds from borrowings	290	-
7.20	Repayment of borrowings	-	(20)
7.21	Dividends paid	-	-
7.22	Other (placement costs)	-	(612)
7.23	**Net financing cash flows**	**727**	**16,705**
7.24	**Net increase (decrease) in cash held**	**(9,587)**	**14,600**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	25,833	11,216
7.26	Exchange rate adjustments to item 7.25.	(20)	17
7.27	**Cash at end of period** *(see Reconciliation of cash)*	16,226	25,833

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	2,138	2,410
8.2	Deposits at call	3,885	12,079
8.3	Bank overdraft		-
8.4	Other represents Commercial Bills and Fixed Term Deposits maturing within 3 months.	10,203	11,344
8.5	**Total cash at end of period** *(item 7.27)*	**16,226**	**25,833**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	(196.08%)	(112.56%)
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.37)*	(37.22%)	(15.03%)

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

The net loss shown as per the statement of financial performance of $11,861,000 has been used to calculate basic and diluted earnings per share.

The Company has only one class of ordinary shares with no variation in the entitlement to dividend.

The 5,248,516 (2001: 11,176,424) options outstanding have not been included as potential ordinary shares used in the calculation of diluted earnings per share as based on conditions at 30 June 2002, it is not probable that options will be exercised at any time in the near future.

Weighted average number of potential ordinary shares used in the calculation of basic and diluted earnings per shares 54,341,190 (30 June 2001: 46,371,664)

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	32.60 cents	51.57cents

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	N/A	¢	¢
15.5	Previous year	¢	¢	¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	N/A	¢	¢
15.7	Previous year	¢	¢	¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A ¢	N/A ¢
15.9	Preference +securities	N/A ¢	N/A ¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	N/A	N/A
15.11	Preference +securities *(each class separately)*	N/A	N/A
15.12	Other equity instruments *(each class separately)*	N/A	N/A
15.13	**Total**		

The +dividend or distribution plans shown below are in operation.

The last date(s) for receipt of election notices for the +dividend or distribution plans

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax	Nil	Nil
16.2 Income tax on ordinary activities		
16.3 Profit (loss) from ordinary activities after tax		
16.4 Extraordinary items net of tax		
16.5 Net profit (loss)		
16.6 Adjustments		
16.7 Share of net profit (loss) of associates and joint venture entities		

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
17.1 Equity accounted associates and joint venture entities N/A				
17.2 Total				
17.3 Other material interests				
17.4 Total				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	54,448,560			
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	(a) Increases (1) 455,127 (2) 50,000 (3) 50,000 (1) conversion of employee options (2) conversion of pre IPO options (3) issued pursuant to an agreement (b) decreases - nil	 455,127 50,000 50,000	 $0.85 $1.00 $1.17	
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				

+ See chapter 19 for defined terms.

18.11	**Debentures** *(description)*		
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted		
18.13	**Unsecured notes** *(description)*		
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted		

Segment reporting

Refer Appendix 2

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting.*

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

$2,220,000 of non-commercialised intellectual property relating to E21R and cST, was written off during the year due to the termination of the E21R British Biotech collaboration into AML, the suspension of the Company's studies in CMML and the suspension of cST development.

$318,000 being the balance at reporting date of the core technology licenses held was written off during the financial year as the technology related to E21R.

Stock and WIP of $267,000 held in relation to E21R was written off as the contract with British Biotech to purchase the inventory was terminated post balance date resulting in the stock having nil recoverable amount.

Capitalised patents with a WDV of $45,000 at reporting date were written off as they were not considered recoverable beyond reasonable doubt.

+ See chapter 19 for defined terms.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

On 23 July 2002 it was announced that the collaborative agreement between the Company and British Biotech to develop the drug E21R was terminated. The decision to terminate was made following British Biotech's decision to stop Phase II clinical trials of the drug in Acute Myeloid Leukemia, as new pre-clinical study data failed to confirm the Company's earlier assessment of commercial prospects.

Following the termination of the contract with British Biotech the Company put together a restructuring programme and on 29 July 2002 nine redundancies were announced. The cost of the redundancies was approximately $70,000.

The financial effects of the above transaction have not been brought to account in the financial statements for the year ended 30 June 2002. Adjustments have been made at 30 June 2002, to write off all stock and intellectual property related to the drug E21R.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

NIL

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows:

Segment Reporting

The consolidated entity has applied the revised AASB1005 Segment Reporting (issued in August 2000) for the first time from 1 July 2001.

Individual business segments have been identified on the basis of grouping individual business units subject to similar risks and returns. The new segments reported are: cell therapy, protein pharmaceuticals and reproductive biotechnology.

Comparative information has been restated for the changes in definition of segment revenues and results.

Capital Work-In-Progress

External costs incurred to date in the construction of the consolidated entity's new building facility have been capitalised and recorded as capital work in progress. Depreciation on the assets will commence once construction of the asset is complete and ready for use.

Earnings per share

The consolidated entity has adopted *AASB1027 Earnings per Share* (issued June 2001) for the first time from 1 July 2001. The application of this standard has not altered the result of the calculation of either basic or diluted earnings per share for the consolidated entity for the current or prior financial year.

+ See chapter 19 for defined terms.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

At the beginning of the financial year, the amortisation period of human Growth Hormone Intellectual Property was accelerated from being amortised over 15 years to 5 years. For each of the remaining five years of the assets life, including the current financial year, amortisation expense will be increased by $95,000 from the original estimate of $36,000 per year to $131,000 per year.

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Refer Appendix 3

Additional disclosure for trusts

20.1 Number of units held by the management company or responsible entity or their related parties.	N/A
20.2 A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Adelaide
Date	21 November 2002
Time	3pm
Approximate date the +annual report will be available	20 October 2002

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used [ ]

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not~~+ *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	☐	The +accounts have been subject to review.
☑	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 5/9/2002
(~~Director~~/Company Secretary)

Print name: MR LINTON BURNS

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1	The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.
Item 1.6	This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting*, and *AASB 1040: Statement of Financial Position*. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the

+ See chapter 19 for defined terms.

presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

+ See chapter 19 for defined terms.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

BresaGen Limited
Addendum to Appendix 4B
30 June 2002
ABN 60 007 988 767

Appendix 1

	Consolidated 2002 $'000	Consolidated 2001 $'000
Breakdown of Revenue (1.23 to 1.25)		
Sales Revenue	1,473	1,187
Research & Development Income		
- Contract Research income	747	817
- Government Grants income	2,105	1,985
- Fee income	510	461
Interest income	964	1,296
Discount on long term loans	247	-
Other revenue from ordinary activities	3	25
Total revenue (1.1)	6,049	5,771
Breakdown of Expenses (1.26)		
Cost of sales		
- Recurring expenditure	555	639
- Stock and WIP write off	267	-
Research & Development Expenditure		
- Contract Research expenditure	756	843
- Government Grants expenditure	4,408	3,945
- Other research expenditure	4,982	3,238
- Write off of intangibles	2,583	-
Selling & marketing expenditure	615	412
Administration expenditure	3,744	3,190
Total Expenses (1.2)	17,910	12,267

BresaGen Limited **Appendix 2**
ABN: 60 007 988 767
Addendum to Appendix 4B
Segment Note

SEGMENT INFORMATION

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income earnings assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Business segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

Cell Therapy	Research to develop treatment for disease through the use of embryonic stem cells.
Protein Pharmaceuticals	Research and production of cost effective technology to express and purify recombinant proteins on a commercial scale.
Reproductive Biotechnology	Research to improve the efficiency of proprietary cloning methodology and develop xenotransplant technologies in pigs.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographic location of customers. Segment assets are based on the geographical location of the assets.

The consolidated entity's business segments operate geographically as follows:

Australia	Sales of the registered drug EquiGen to veterinarians, receipt of grant revenue from the Australian government and contract research income to conduct specific research.
United States	Sales of the registered drug EquiGen to veterinarians and human growth hormone to research organisations.
United Kingdom	Sales of E21R and milestone payments received from British Biotech, a company with which BresaGen formerly held a collaborative agreement.
Other	Sales principally in the Middle East, Europe and New Zealand of the registered drug EquiGen.

Appendix 2

BresaGen Limited
ABN: 60 007 988 767
Appendix to 4B
Segment Note

SEGMENT INFORMATION

	Cell Therapy		Reproductive Biotechnology		Protein Pharmaceuticals		Consolidated	
Primary Reporting	2002	2001	2002	2001	2002	2001	2002	2001
Business Segments	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue								
Total Segment revenue	1,358	1,046	732	817	2,546	2,587	4,636	4,450
Other unallocated revenue							1,413	1,321
Total revenue	1,358	1,046	732	817	2,546	2,587	6,049	5,771
Result								
Segment result	(5,299)	(3,433)	(23)	(26)	(3,907)	(756)	(9,229)	(4,215)
Unallocated corporate expenses							(2,632)	(2,281)
Profit from ordinary activities before income tax							(11,861)	(6,496)
Income tax expense							-	-
Net profit							(11,861)	(6,496)
Depreciation and amortisation	14	82	6	11	370	295	390	388
Non-cash expenses other than depreciation and amortisation	5	15	37	28	131	123	173	166
Individually significant items								
Write off on Intangibles	-	-	-	-	(2,583)	-	(2,583)	-
Inventory write-off	-	-	-	-	(267)	-	(267)	-
Assets								
Segment assets	13,277	13,145	416	192	2,175	5,022	15,868	18,359
Unallocated corporate assets							18,604	26,373
Consolidated total assets							34,472	44,732
Liabilities								
Segment liabilities	518	2	166	136	355	287	1,039	425
Unallocated corporate liabilities							1,567	1,076
Consolidated total liabilities							2,606	1,501
Acquisitions of non-current assets	120	150	9	1	278	296	407	447
Unallocated acquisition of non-current assets							1,798	110
Consolidated asset acquisitions							2,205	557

BresaGen Limited
ABN: 60 007 988 767
Appendix to 4B
Segment Note

SEGMENT INFORMATION	Australia		United States		United Kingdom		Other		Consolidated	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Secondary reporting										
Geographical Segments										
External segment revenue by location of customers	2,891	3,121	735	608	797	611	214	110	4,637	4,450
Segment assets by location of assets	4,827	7,386	11,041	10,973	-	-	-	-	15,868	18,359
Acquisition of non-current assets	390	374	17	73					407	447

BresaGen Limited **Appendix 3**
ABN 60 007 988 767
Addendum to Appendix 4B
Annual Report – 30 June 2002

19.7 of Appendix 4B

Changes in contingent liabilities or assets

In respect of related bodies corporate:

Pursuant to an ASIC Class Order 98/1418 dated 13 August 1998, (as amended), relief was granted to the wholly owned subsidiaries listed below from the Corporations Act 2001 requirements for preparation, audit and lodgment of financial reports.

It is a condition of the Class Order that the company and each of the subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, the Company will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the Company is wound up.

The subsidiaries subject to the Deed are:

Metrotec Pty Ltd
BresaGen Investments Pty Ltd
BresaGen Marketing Pty Ltd
BresaGen Transgenics Pty Ltd

The consolidated statement of financial performance and consolidated statement of financial position comprising the Company and subsidiaries which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee at 30 June 2001, is reflected by the consolidated statement of financial performance and statement of financial position.

In respect of business undertakings:

Research and Development Syndicate

The Company, through its controlled entity BresaGen Investments Pty Ltd, had a 1% interest in a joint venture, Bresatec Transgenic R&D Syndicate No. 1 formed to further research and develop pig technology. This Syndicate was wound up in October 2000.

Indemnity

In the event that any of the stated taxation assumptions of the Syndicate are not met, the Company has agreed to indemnify the Syndicate's majority investor, Macquarie Acceptances Ltd, in relation to costs and expenses incurred by it in objecting to or appealing against any amended assessment issued by the Australian Taxation Office (ATO). It has also provided an indemnity in relation to any additional tax which may be payable as a result of an amended assessment.

Tax Audit

The ATO has issued amended assessments in relation to this Syndicate. Objections to these amended assessments have been lodged with the ATO, the ATO subsequently disallowed these objections. Proceedings have now commenced in the Administrative Appeals Tribunal.

BresaGen Limited **Appendix 3**
ABN 60 007 988 767
Addendum to Appendix 4B
Annual Report – 30 June 2002

In respect of business undertakings (cont):

Contingent Liability

Under a separate agreement (Deed of Variation signed in 1999) with Macquarie Acceptances Ltd the Company's liability relating to this indemnity has been limited to $1 million plus interest (BresaGen Liability Cap).

The liability will only be payable if:

- the ATO actually issues an amended assessment; and
- a single judge of the Federal Court rules on the matter in favour of the ATO, and it is settled on terms approved by the Company.

The Company may be required to lodge a deposit of $1 million, less the market value of any shares issued as referred to below, prior to the determination of the above two events. The Company would be entitled to a refund if later appeals (if any) were successful.

In addition, the Company's pre-listing shareholders have assumed on a limited recourse basis the Company's liability in excess of the BresaGen Liability Cap. They have entered into escrow agreements over 10 million shares in the Company whereby the net proceeds of sale of those shares would be available in certain circumstances to meet the liability.

The Company would also be required to contribute 50% of the costs of the prosecution of any objection or appeal, and may be required to issue up to 250,000 shares by way of contribution, and would by discharged from liability in respect of the market value of the shares issued. The BresaGen Liability Cap would be reduced by the market value of the shares. No more than 50,000 shares will be issued in any 6 month period. As at 30 June 2002 the Company had issued 197,662 (2001:147,662) shares reducing the BresaGen Liability Cap to $769,034 (2001: $827,534).

In consideration for limiting this contingent liability, the Company issued 750,000 options to Macquarie Acceptances Ltd, with an exercise price of $1, at the same time as the Company issued shares as a result of the initial public offering. Of the 750,000 options, 50,000 were exercised on 31 August 2001 with the remaining 700,000 expiring on 15 September 2001.

START Program Grant

Under the R&D START Program Grant the Commonwealth may require the Company to repay the amount of the Grant together with interest and/or vest the Project Intellectual Property to the Commonwealth in either of the following circumstances;

a) the Company is deemed not to have used reasonable efforts to successfully commercialise the Project within 2 years of the receipt of the final grant instalment; or

b) upon termination of the Grant due to breach of agreement or insolvency.

In addition, should the Company create an Encumbrance over the Project Intellectual Property, the Commonwealth may require the Company to pay 50% of the monetary value of the benefits received as a result of the breach. The total amount receivable under the terms of the E21R Grant was $2,929,500. As at 30 June 2002, all funds had been received. The total amount receivable under the terms of the Cell Therapy Grant is $4,928,550. As at 30 June 2002 $2,714,446 had been received.